

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

November 13, 2007

**Via U.S. Mail and Facsimile (206) 359-9000**

Georges H.G. Yates
Perkins Coie L.L.P.
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099

> **Re:** **Northland Cable Properties Seven Limited Partnership**
> **Northland Cable Properties Eight Limited Partnership**
> **Amendments no. 1 to the Schedule 13E-3 filed on November 2, 2007**
> **File No. 5-83184**
>
> **PRER14As filed on November 2, 2007**
> **File No. 1-16718**

Dear Mr. Yates:

The staff in the Office of Mergers and Acquisitions has reviewed the revised filings listed above. As previously noted, we have generally limited the scope of our review to compliance with Rule 13e-3 and the disclosure requirements of Schedule 13E-3.

The comments that follow are directed specifically to the Schedule 13E-3/A and PRER14A filed on behalf of Northland Cable Properties Eight Limited Partnership. Where we refer to a prior comment letter, we refer to the letter dated October 22, 2007 addressed to Northland Cable Properties Eight L.P. The page references correspond to the copies of the disclosure documents for Cable Properties Eight you provided supplementally.

To the extent that the following comments also apply to your amended filings for Northland Cable Properties Seven Limited Partnership, please make corresponding changes in the disclosure documents filed on behalf of that entity and listed above.

Schedule 13E-3/A filed by Northland Cable Properties Eight L.P.

1.  See comment 4 in our initial comment letter dated October 22, 2007. We asked you to provide any written materials provided to the filings persons by Daniels & Associates. As noted in our prior comment, the disclosure in the original proxy statement stated that the bids solicited by Daniels & Associates were used by the general partner in evaluating the fair value of the limited partnership units. In light

of this fact, please explain your conclusion that the written materials provide by Daniels & Associates are not materially related to this going private transaction. Provide those written materials to us on a supplemental basis so that we may evaluate your analysis.

PRER14A filed by Northland Cable Properties Eight L.P.

Summary Term Sheet – The Parties, page 1

2. Refer to comment 9 in our comment letter dated October 22, 2007. Describe any relationship between filers Whetzell and Clark and Northland Communications Corporation.

Differences Between the Terms of the Alternative Purchase Agreement and the Green River Purchase Agreement, page 3

3. Refer to comment 8 in our first comment letter dated October 22, 2007. Your response indicates that you have made responsive changes on page 3 of the proxy statement but we are unable to locate any revisions to this section or otherwise. Please revise or advise. We don't believe the current disclosure in this section adequately describe the differences between the two agreements. For example, it does not note the fact that the general partner has not yet entered into the agreement to purchase in the event the Green River Transaction is not consummated.

Interests of the General Partner's Executive Officers in the Proposed Sales, page 6

4. We note that you have added Messrs Whetzell and Clark as filers on the Schedule 13E-3 in response to our initial comments. Therefore, you must provide the disclosure quantifying each filer's interest in the transaction required by Instruction 3 to Item 1013 of Regulation M-A. Please provide that information here and/or in the corresponding section later in the body of the proxy statement. If you do not believe this Instruction is applicable to these individuals, please explain why in your response letter.

Secondary Sales of Units of limited partnership interest, page 11

5. Where you have added disclosure about the recent sales prices for partnership units during the two-month period from July 1, 2007 through September 1, 2007, indicate (if known) approximately how many units were sold during that period.

Special Factors – Chronology of Events Leading up to the Proposed Sales, page 12

6.  Refer to comment 1 above and comment 17 in our initial comment letter. We believe you may have misinterpreted comment 17 in our last letter. In that comment, we noted that Item 1015 encompasses "reports, opinions or appraisals" unrelated to the fairness of the consideration to be received in a going-private transactions. Therefore, your response that Daniels & Associates did not provide reports but that such reports did not relate "to the consideration or the fairness of the consideration" to be received is not dispositive. As noted in comment 1 above, your disclosure specifically indicates that the bidding process and the value of the bids received for the limited partnership business was considered by the general partner in determining fairness. Therefore, we believe that the Daniels materials (both oral and written) are encompassed within the scope of Item 1015 and must be filed as exhibits to the Schedule 13E-3 (if in writing) and summarized in considerable detail in the proxy statement (for both oral and written reports).

7.  Comment 21 in our letter of October 22, 2007 is reissued. Please expand the discussion of the factors considered by the general partner (both positive and negative) to summarize the general partner's analysis of each factor and how it weighed for or against the proposed transactions. Provide similar expanded disclosure for the individual filers you have added on the Schedule 13E-3.

Reasons for the Proposed Sales, page 13

8.  As individual filers on the Schedule 13E-3, Messrs Whetzell and Clark must individually satisfy the disclosure requirements of the Schedule, including the requirement to state the filer's reasons for undertaking the going-private transaction. See Item 1013 of Regulation M-A. Therefore, the qualifier you have added at the bottom on page 14, which indicates that Messrs Whetzell and Clark are speaking only as representatives of the general partner, should be deleted. Make the same change elsewhere in the proxy statement, to the extent that Messrs Whetzell and Clark must speak in capacity as individual filers on the Schedule 13E-3.

Opinion of Duff & Phelps, page 30

9.  Refer to comment 32 in our first comment letter dated October 22, 2007. As previously requested, summarize *in the proxy statement* the projections provided to Duff & Phelps by management. In revising the proxy statement to add the projections disclosure, please summarize the material assumptions upon which such projections are based.

10. Based on the materials provided to the general partner by Duff & Phelps and filed as an exhibit to the amended Schedule 13E-3 in response to our first comment

letter, we believe you should expand this section to summarize in greater detail the calculations performed by the fairness advisor. For example, the discounted cash flow table on page 18, the table of selected public company financial performance on pages 21-22 and the tables of selected comparable M&A transactions on pages 24-25 in the Duff & Phelps report should be included. In addition, much of the narrative disclosure in the Duff & Phelps report is helpful and should be evaluated for summary in the proxy statement, to the extent it may help limited partners understand the information presented.

Purchaser's Source of Funds, page 41

11. We note the disclosure you have added here in response to prior comment 36. Clarify your statement that the "general partner and its affiliates have been able to obtain financing in the past." For what have they obtained financing? How were those transactions similar or dissimilar to this one? What affiliates are you referencing and why is their ability to obtain financing relevant here?

12. Refer to comment 36 in our fist comment letter. To the extent possible, quantify or describe in greater detail the financing terms considered acceptable by the general partner. For example, what restrictive financial covenants would the general partner deem unacceptable in the context of this purchase? What fees and interest rates would outweigh the economic benefits of the purchase from the perspective of the general partner?

13. Refer again to comment 36 in our prior comment letter. What information can you provide about the general partner that would help limited partners in gauging its ability to finance the alternative sale transaction?

General Structure of the Alternative Sale Transaction, page 42

14. Refer to comment 37 in our prior comment letter dated October 22, 2007. The disclosure you have added on page 43 is not responsive. We asked why the general partner has not yet executed the alternative sale agreement. Your revised disclosure states that it has not done so because it may elect not to proceed with the alternative transaction even if it is approved. Why is the general partner unwilling to commit to the purchase in the event all of the pre-conditions, such as the failure of the Green River Transaction, have been satisfied? Why is this fair to limited partners?

Amendment of the NP-Eight Partnership Agreement, page 43

15. See comment 43 in our prior comment letter. Refer to the disclosure at the bottom of page 43, carrying over onto the top of page 44. Clarify why, if Proposal 3 is adopted, only transactions on substantially similar terms to the Green River

Transaction could be effected without an appraisal process. It would seem that if the Proposal is adopted and the Partnership Agreement so amended, the appraisal process would no longer be required for any affiliated sale. Please revise or advise.

## The General Partner, page 44

16. See comment 44 in our prior comment letter and comment 12 above. What information about the status of the general partner is relevant to limited partners' ability to assess the general partner's ability to obtain financing for the alternative sale?

## Closing Comments

As appropriate, please revise your filings to respond to these comments promptly. You may wish to provide us with marked copies of the revised disclosure documents to expedite our review. In addition, please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised materials and responses to our comments.

Please do not hesitate to contact me with any questions about the above comments or about your filings generally.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions